UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Despegar.com, Corp.

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

G27358103

(CUSIP Number)

Dan Reid

LCLA Daylight LP

c/o Catterton Latin America Management, LLC

30 Rockefeller Plaza, Suite 5405

New York, NY 10112

General Counsel

(212) 600-2139

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G27358103	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS LCLA Daylight LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,992,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,992,759

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,992,759 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 66,648,804 Ordinary Shares outstanding as of December 31, 2023, and following issuance of an additional 10,992,759 Ordinary Shares upon exercise of the Warrants. See Item 4.

CUSIP No. G27358103	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS CALA2 Managers, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,992,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,992,759

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,992,759 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 66,648,804 Ordinary Shares outstanding as of December 31, 2023, and following issuance of an additional 10,992,759 Ordinary Shares upon exercise of the Warrants. See Item 4.

CUSIP No. G27358103	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Scott A. Dahnke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,992,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,992,759

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,992,759 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 66,648,804 Ordinary Shares outstanding as of December 31, 2023, and following issuance of an additional 10,992,759 Ordinary Shares upon exercise of the Warrants. See Item 4.

CUSIP No. G27358103	13D	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS Dirk Donath
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,992,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,992,759

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,992,759 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 66,648,804 Ordinary Shares outstanding as of December 31, 2023, and following issuance of an additional 10,992,759 Ordinary Shares upon exercise of the Warrants. See Item 4.

CUSIP No. G27358103	13D	Page 6 of 7 Pages

Schedule 13D

The Report on Schedule 13D relating to the ordinary shares, no par value (the “Ordinary Shares”), of Despegar.com, Corp., a British Virgin Islands corporation (the “Issuer”), initially filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2020 (the “Schedule 13D”), is amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms not defined in this Amendment have the meanings given to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented as follows:

The description of the Cashless Exercise of Warrants is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Cashless Exercise of Warrants

As previously disclosed on August 20, 2020, the Issuer and LCLA Daylight entered into an Investment Agreement (the “Investment Agreement”) pursuant to which, among other things, the Issuer agreed to issue and sell to LCLA Daylight (the “Transaction”) 150,000 shares of the Issuer’s newly created Series A Preferred Shares, no par value (the “Series A Preferred Shares”), and warrants (the “Warrants”) to purchase 11,000,000 Ordinary Shares, for an aggregate purchase price of $150,000,000. The transactions contemplated by the Investment Agreement closed on September 18, 2020. The Warrants permitted LCLA Daylight to purchase 11,000,000 Ordinary Shares at an exercise price of $0.01 per share, subject to certain customary anti-dilution adjustments provided under the Warrants, including for stock splits, reclassifications, combinations and dividends or distributions made by the Issuer on the Ordinary Shares.

On June 6, 2024, LCLA Daylight elected to exercise the Warrant in full on a cashless basis. On June 11, 2024, as a result of the cashless exercise, the Issuer withheld 7,241 shares to pay the exercise price pursuant to the terms of the Warrant and issued 10,992,759 Ordinary Shares to LCLA Daylight.

Rule 144 Sale

On June 13, 2024, LCLA Daylight sold an aggregate of 3,000,000 Ordinary Shares at a net price per Ordinary Share of $13.76 pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Rule 144 Sale”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The number and percentage of Ordinary Shares to which this Amendment relates is 7,992,759, constituting 10.3% of the Ordinary Shares outstanding. The percentage of beneficial ownership in this Amendment is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and is based on an aggregate of 66,648,804 Ordinary Shares outstanding as of December 31, 2023 as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 and following the issuance of 10,992,759 Ordinary Shares upon exercise of the Warrant.

(b) Each Reporting Person may be deemed to have the shared power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Ordinary Shares reported herein. Messrs. Dahnke and Donath each disclaim beneficial ownership of any Ordinary Shares held of record or beneficially owned by LCLA Daylight or CALA2 Managers, except to the extent of any pecuniary interest therein.

(c) Other than as disclosed in Item 4 of this Amendment, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

The descriptions of the Cashless Exercise of Warrants and the Rule 144 Sale are incorporated by reference into this Item 6.

CUSIP No. G27358103	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2024

LCLA DAYLIGHT LP

By: CALA2 Managers, Ltd, its General Partner

By:	/s/ Dirk Donath
Name:	Dirk Donath
Title:	Director

CALA2 MANAGERS, LTD

By:	/s/ Dirk Donath
Name:	Dirk Donath
Title:	Director

SCOTT A. DAHNKE

By:	/s/ Scott A. Dahnke

DIRK DONATH

By:	/s/ Dirk Donath